April 13, 2018

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, LLC

Draft Registration Statement on Form S-1

Submitted February 6, 2018

CIK No. 0001682149

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated February 28, 2018, relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below such comments.

Prospectus Cover Page

1.	We note your response to prior comment 3; however, it appears no such revisions on the prospectus cover page have been made. Please revise accordingly.

We have revised the cover page accordingly and disclosed the underwriter warrant under the table on the cover page.

2.	We note your response to prior comment 4 that this is a best efforts offering. Revise your disclosure here to provide all information required by Item 501(b)(3) and (8) of Regulation S-K, and ensure your disclosure throughout reflects the type of best efforts underwriting. Also, revise your undertakings in Part II to include the undertakings required by Item 512(a).

We have revised the disclosure accordingly.

3.	In this regard, given your response to prior comment 4, the purpose of the column “Number of Shares Offered” in your principal stockholders table on page 60 remains unclear. Please revise or advise.

We have revised the disclosure to provide more clarity.

4.	We note your response to prior comment 5. Here and throughout your prospectus were you disclose your plan to apply to list your shares on the NASDAQ, revise the disclosure to state that there is no assurance that your shares will be approved for listing. Also, tell us whether you plan to apply to list your shares before the closing of this offering.

We have revised the disclosure accordingly and also plan to apply to list our shares before the closing of the offering. We have commenced the NASDAQ application process but have not yet been formally approved.

Overview, page 1

5.	We note your response to prior comment 7. Please relocate the disclosure to a part of your prospectus in which you can more fully discuss your relationship with your significant customers.

We have relocated such disclosure accordingly.

Our Technology, page 2

6.	Please reconcile your response to prior comment 8 with your Use of Proceeds disclosure on page 26. In addition, note that your Use of Proceeds disclosure should take into account the best efforts underwriting of this offering.

We have revised the disclosure accordingly.

WiSA Association, page 2

7.	Please revise your disclosure here to include the disclosure in your response to prior comment 9 that WiSA Certified products are required to use Summit modules in order to meet the standards set by the association and clarify, if true, that the technology you distribute includes the software modules your members purchase from you.

We have revised the disclosure accordingly.

Risk Factors, page 10

8.	We note your response to prior comment 14. Please add appropriate risk factor disclosure.

We have added an appropriate risk factor.

Certain Relationships and Related Person Transactions, page 54

9.	We note your response to prior comment 13; however, we note the standard you outline in your introductory paragraph to this section. Please revise this language and disclose additional transactions, if any, that meet the standard in Item 404(d) of Regulation S-K.

We have revised the disclosure accordingly.

Passive Market Making, page 70

10.	Note that Rule 103 of Regulation M does not apply to best efforts offerings. Please revise your disclosure accordingly.

We have revised the disclosure accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer